UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
 OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-18152

Art World Industries, Inc.
(Exact name of registrant as specified in its charter)

18872 MacArthur Blvd.
First Floor
Irvine, California  92612
(949) 798-7220
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 4581

1 Solely used for the purpose of deregistering CIK 0000857874 as a reporting issuer under the Securities Exchange Act of 1934 pursuant to SEC comment letter dated January 25, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934 Art World Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 24, 2010	By:	/s/ Anthony N. DeMint
Anthony N. DeMint, Esq., Counsel